FREE WRITING PROSPECTUS
FILED PURSUANT TO RULE 433
REGISTRATION FILE NO.: 333-193376-15

Apologies for resending this email, but it was originally sent inadvertently without all the required legends and disclaimers.

It’s been a busy week in CMBS land. Investors had their hands full with three deals totaling $3.8b looking for buyers. After much breathless waiting, the conduit market got its first new issuance pricing in well over a month, during which time swaps have dropped about 20bp. The $1.1b deal from MSBAM priced today at 95, the same as the last deal of 2014. For what it’s worth, the DB-LCF will likely end up slightly inside that mark but will get final pricing early next week along with the $1.2b CGCMT deal. The DB-LCF deal is a healthy $1.4b with a 2.09x DSCR, 62.75% LTV, and 10.8% DY. On paper, it has the best credit stats of the three deals, with the CGCMT pool showing the worst: 1.62x DSCR, 67.5% LTV, and 9.8% DY. (MSBAM was 1.63x DSCR, 66.3% LTV, and 10.7% DY, as you of course remembered perfectly well.) Collateral in the DB-LCF pool was lumpy. Two loans were greater than $100mm ($144m on One Memorial in Cambridge, MA and $105m on Gateway Center in Brooklyn, NY) and both were seen in prior deals. There were only 59 loans but 11 portfolios, including three different Walgreens portfolio and a portfolio of single tenant G&W Foods stores. The CGCMT is led by two large office loans, $99m on Kemper Lakes in suburban Chicago and $95m on 393 Fifth Ave in NYC. It steps down quickly from there and there are only two smaller pari passu pieces in the pool, including another piece of the Twin Cities Premium Outlets. That loan is one of two outlet malls in the deal and has caused some ripples in prior securitizations due to the past experiences of one of its Sponsors. Other notable collateral includes a multifamily property in Austin at 77% LTV with a 1.21x DSCR but the loan does have 5 years I/O so actual coverage was significantly higher.

As expected, the big news in global markets was the ECB’s asset purchase program. The program targets purchases of E60b per month starting in March and running through September 2016 or longer. The immediate reactions were the desired ones: a stock market rally and the euro deflating faster than a Patriots football*. The weaker euro is seen as desirable from the export-dependent countries who want to see their products become more competitive on a global scale. The flip side is that all imported goods just got more expensive. Plenty of longer term questions remain, including what, exactly, they will be buying with their E60b. Draghi can’t buy ECB bonds, since the ECB doesn’t issue any. Instead, he will have to pick and choose from among member nations’ own sovereign debt, adding a layer of bureaucratic zing to the proceedings. And, there’s still the Greek elections this weekend to keep things lively.

On domestic shores, it was a pretty quiet data week with the focus overseas but that will change next week with the FOMC meeting and announcement midweek. In response to the ECB, Treasury markets bounced around before ending the week with the 10SW at 1.95% and the SPX rallied and then sold off on Friday. 2015 is certainly living up to early expectations that it will be a volatile year; the SPX index closed within 7bp of where it opened the year but it has moved a total of 255bp so far based on closing price.

Congrats to all Seahawks and Patriots fans who will be cheering for their teams in next week’s Super Bowl. Hopefully the big game will deliver as many thrills as the playoffs. Have a great weekend.

The Nums

Data

1/27- Case-Shiller, Consumer Confidence

1/28- FOMC announcement

1/30- GDP, PMI, consumer sentiment

Earnings

Lots of financials and durables.

The depositor has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (File No. 333-193376) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the depositor has filed with the Securities and Exchange Commission for more complete information about the depositor, the issuing entity and this offering. You may get these documents for free by visiting EDGAR on the Securities and Exchange Commission website at www.sec.gov. Alternatively, the depositor, Deutsche Bank Securities Inc., any other underwriter or any dealer participating in this offering will arrange to send to you the prospectus if you request it by calling toll-free 1-800-503-4611 or by emailing prospectus.cpdg@db.com.

The views and opinions expressed in this update are those of the author and do not necessarily reflect the opinions of Ladder Capital Finance, its affiliates or subsidiaries. Data presented herein is believed to be accurate but author makes no representations or warranties about its accuracy. It is a violation of federal law to photocopy or distribute any part of this publication (either inside or outside your company) without first obtaining written permission from the author.

© 2015 Elizabeth Pratt